Exhibit 99.1

PRESS RELEASE

Greenfire Resources Reports Voting Results from 2025 Annual Meeting of Shareholders

CALGARY, ALBERTA – May 6, 2025 - Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”) is pleased to announce the voting results from its annual meeting of shareholders held May 6, 2025 in Calgary, Alberta (the “Meeting”).

Voting Results from the Meeting

Each of the matters voted upon at the Meeting is discussed in detail in the Company’s Management Information Circular dated April 3, 2025 (the “Information Circular”), which is available on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.greenfireres.com/investors/#meetings.com.

A total of 56,586,107 Common Shares representing approximately 80.93 percent of the Company’s issued and outstanding Common Shares were voted in person and by proxy at the Meeting. All matters presented at the Meeting were approved including the election of all seven nominees listed in the Information Circular. The complete voting results for each matter presented at the Meeting are provided below.

Election of Directors

The following seven nominees were elected as directors of Greenfire to serve until the next annual meeting of the shareholders of the Company, or until their successors are elected or appointed:

Nominee	Votes For	Votes Withheld
Adam Waterous	91.67% 50,222,050	8.33% 4,562,402
Tom Ebbern	93.67% 51,315,735	6.33% 3,468,717
Henry Hager	92.55% 50,701,472	7.45% 4,082,980
Brian Heald	93.67% 51,315,735	6.33% 3,468,717
Andrew Kim	91.86% 50,325,093	8.14% 4,459,359
David Knight Legg	93.67% 51,315,735	6.33% 3,468,717
David Roosth	91.86% 50,325,093	8.14% 4,459,359

Following the Meeting, Mr. Heald has been appointed as Chair of the Audit Committee, and Mr. Knight-Legg has joined the Audit Committee.

Appointment of Auditors

Deloitte LLP, Chartered Professional Accountants, were appointed to serve as the auditors of the Company until the close of the next annual meeting of the shareholders of the Company, at remuneration to be fixed by the directors of the Company.

About Greenfire

Greenfire is an oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. The Company plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the trading symbol “GFR”. For more information, visit greenfireres.com.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW

Suite 1900

Calgary, AB T2P 2V7

investors@greenfireres.com

greenfireres.com